Exhibit 8.1

              [LETTERHEAD OF WYRICK ROBBINS YATES & PONTON LLP]










                                October 22, 1998

Cardiovascular Diagnostics, Inc.
5301 Departure Drive
Raleigh, North Carolina  27616


Ladies and Gentlemen:

      We have acted as counsel to Cardiovascular Diagnostics, Inc., a North Carolina corporation ("CVDI" or the "Company"), and have been asked to render this opinion, in connection with the merger (the "Merger"), pursuant to that certain Agreement and Plan of Merger dated as of July 31, 1998 (the "Merger Agreement"), of a wholly owned subsidiary ("Merger Sub") of Pharmanetics, Inc., a North Carolina corporation organized as a wholly owned subsidiary of the Company prior to the Merger for the purpose of becoming a holding company for the Company ("Holding Company"), into the Company. Pursuant to the Merger all of the Company's shareholders, other than those perfecting dissenters' rights under North Carolina law (the "Exchanging Shareholders"), will become shareholders of Holding Company on a share-for-share basis, and the Company will become a wholly owned subsidiary of Holding Company (the "Reorganization").

      As such counsel, we have examined those documents and certificates, including representations of the Company, that we have deemed necessary as a basis for the opinion hereinafter expressed.

      In rendering our opinion, we have considered the applicable provisions of the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), existing final and temporary Treasury Regulations promulgated thereunder, and the existing pertinent judicial authorities and interpretative rulings of the Internal Revenue Service ("IRS")or the Department of Treasury regarding federal income tax laws (collectively, the "Tax Laws"), all of which are subject to change. The following opinion is not binding on the IRS, and there can be no assurance that the IRS will take a similar view with respect to the tax consequences described below. No ruling from the IRS has been or will be requested or obtained on any tax matters relating to the Reorganization.

Cardiovascular Diagnostics, Inc.
October 22, 1998
Page 2


      This opinion covers the material United States federal income tax consequences of the Reorganization to the holders of CVDI Common Stock, Holding Company and the Company. This opinion does not deal with all aspects or details of federal taxation that may be relevant to the Company or its shareholders.

      Based upon the foregoing and subject to (a) the completion of the proceedings being taken or contemplated to be taken pursuant to the Merger Agreement providing for the Merger, and (b) the limitations, qualifications and assumptions set forth herein, we are of the opinion that:

      The Merger as a Tax-Free Reorganization.

      1. The Reorganization will, under current law, qualify as a "reorganization" for federal income tax purposes within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), pursuant to Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code.

      2. CVDI, Holding Company and Merger Sub each will be "a party to a reorganization" (within the meaning of Section 368(b) of the Code) with respect to the Reorganization, and no gain or loss will be recognized by CVDI, Holding Company or Merger Sub as a result of the Merger, pursuant to Sections 361 and 357(a) of the Code.

      3. The following tax consequences will generally result to the Exchanging
Shareholders:

            a. No gain or loss will be recognized by Exchanging Shareholders as a result of their exchange of shares of CVDI Common Stock solely for Holding Company Common Stock ("Reorganization Shares") in the Reorganization;

            b. An Exchanging Shareholder's income tax basis in the Reorganization Shares received in the Reorganization will be the same as the basis such shareholder had in the CVDI Common Stock surrendered in exchange therefor; and

            c. The holding period for the Reorganization Shares received by each Exchanging Shareholder will include the holding period of the shares of CVDI Common Stock surrendered in exchange therefor, provided that the shares of CVDI Common Stock are held as a capital asset by such holder at the effective time of the Merger.

      4. A shareholder that perfects dissenters' rights under North Carolina law (a "Dissenting Shareholder") and receives solely cash in exchange for CVDI Common Stock by exercising dissenter's rights shall be treated as having received a distribution in redemption of such shareholder's stock subject to the provisions and limitations of Section 302 of the Code. If, after the Merger of Merger Sub into CVDI, the Dissenting Shareholder neither directly owns nor is considered to own, under the constructive ownership rules of Section 318(a) of the Code, any Holding Company stock, the redemption will result in a capital gain or loss to such Dissenting

Cardiovascular Diagnostics, Inc.
October 22, 1998
Page 3


Shareholder, pursuant to Revenue Ruling 74-515, 1974-2 C.B. 118, and Section 302(b) of the Code.

      The Merger as a Tax-Free Exchange.

      5. Although in form the Reorganization has been structured as a reverse triangular merger, the Reorganization will also qualify as a tax-free exchange under Code Section 351 by the Exchanging Shareholders to Holding Company.

      6. The following tax consequences will generally result to the Exchanging Shareholders in an exchange to which Code Section 351applies:

            a. No gain or loss will be recognized by Exchanging Shareholders as a result of their exchange of shares of CVDI Common Stock solely for the Reorganization Shares in the Merger;

            b. An Exchanging Shareholder's income tax basis in the Reorganization Shares received in the Reorganization will be the same as the basis such shareholder had in the CVDI Common Stock surrendered in exchange therefor; and

            c. The holding period for the Reorganization Shares received by each Exchanging Shareholder will include the holding period for the shares of CVDI Common Stock surrendered in exchange therefor, provided that the shares of CVDI Common Stock are held as a capital asset by such holder at the effective time of the Merger.

      7. Under Code Section 351, CVDI and Holding Company will not recognize any gain or loss as a result of the Reorganization.

      Taxable Transactions. Notwithstanding our opinion above, which is not binding on the IRS, a successful challenge by the IRS to the tax-free status of the Reorganization (both as a reorganization pursuant to Code Section 368 and as a tax-free exchange pursuant to Code Section 351, as discussed above) would result in a recharacterization of the transaction by the IRS as a taxable sale by Exchanging Shareholders of their CVDI Common Stock in exchange for the Reorganization Shares. In this event, an Exchanging Shareholder would recognize gain or loss with respect to each share of CVDI Common Stock exchanged in the Reorganization equal to the difference between the fair market value, at the effective time of the Merger, of the total consideration received for such share in the Reorganization (i.e., the Reorganization Shares) and the shareholder's basis in the CVDI Common Stock so exchanged. An Exchanging Shareholder's aggregate basis in the Reorganization consideration so received would equal his or her fair market value at the time of receipt, and the Exchanging Shareholder's holding period for such stock would begin on the date of the consummation of the Reorganization.

      Irrespective of the possible tax-free nature of the Reorganization, a recipient of Reorganization Shares would recognize gain to the extent such shares are considered to be received in exchange for services or property (rather than solely in exchange for CVDI Common Stock). All or a portion of such gain may be taxable as ordinary income.

Cardiovascular Diagnostics, Inc.
October 22, 1998
Page 4

      In connection with rendering this opinion we have assumed, with your consent, that any amounts paid to Dissenting Shareholders, if any, plus expenses incurred by CVDI in connection with the Merger, will not exceed ten percent (10%) of the net assets of CVDI before the Merger. We also assume, with your consent, without any independent investigation or review thereof, the following:

      1. The authenticity of original documents, the conformity to original documents of all documents submitted to us as copies, and the genuineness of all signatures.

      2. The truth and accuracy, at all relevant times, of all representations, warranties and statements made by Holding Company, Merger Sub, CVDI and their managements in connection with the Merger.

      3. The shareholders of CVDI do not, and will not on or before the effective time of the Merger, have an existing plan or intent to dispose of an amount of Reorganization Shares to be received in the Merger (or dispose of CVDI capital stock in anticipation of the Merger).

Cardiovascular Diagnostics, Inc.
October 22, 1998
Page 5

      In addition to the assumptions set forth above, this opinion is subject to the following exceptions, limitations, qualifications and caveats:

      1. We are members of the Bar of the State of North Carolina, and we express no opinion as to the laws of any jurisdictions other than the federal income tax laws under the Code.

      2. This opinion addresses only the classification of the Merger as a "reorganization" under Section 368(a) of the Code and as an exchange under
Section 351 of the Code, and does not address any other federal, state, local or foreign tax consequences that may result from the Merger or any transaction related thereto (including any transaction undertaken in connection with the Merger). Although we believe that the opinion covers the material federal income tax consequences of the Merger, it may not address issues that are material to an individual shareholder based upon his, her or its particular tax situation. In particular, we express no opinion regarding (i) whether and the extent to which any CVDI shareholder who has provided or will provide services to CVDI, Holding Company or Merger Sub will have compensation income under any provision of the Code; (ii) the effects of such compensation income, including, but not limited to, the effect upon the basis and holding period of the Reorganization Shares received by any such shareholder in the Merger; (iii) the potential application of the "golden parachute" provisions (Sections 280G, 3121(v)(2) and 4999) of the Code, the alternative minimum tax provisions (Sections 55, 56 and
57) or Sections 108, 305, 306, 341, 357, 424, 708 or 1244 of the Code, or the
regulations promulgated under such Code provisions; (iv) other than the fact that the Reorganization will qualify as a "reorganization" within the meaning of Code Section 368 and as an exchange under Section 351 of the Code and the related corporate- and shareholder-level tax consequences of the Merger to Holding Company, Merger Sub, CVDI or the shareholders of CVDI, the survival and/or availability, after the Merger, of any of the federal income tax attributes or elections of CVDI, after application of any provision of the Code, as well as the regulations promulgated thereunder and judicial interpretations thereof; (v) the basis of any equity interest in CVDI acquired by Holding Company in the Merger; (vi) the tax consequences of any transaction (other than the Merger) in which CVDI stock or a right to acquire CVDI stock was received;
(vii) events subsequent to the Merger; and (viii) the tax consequences of the Merger as applied to holders of options for CVDI stock or that may be relevant to CVDI shareholders and/or holders of options for CVDI stock such as dealers in securities, corporate shareholders subject to the alternative minimum tax, foreign persons, and holders of shares acquired upon exercise of stock options or in other compensatory transactions.

      3. No opinion is expressed as to any transaction other than the Merger described in the Merger Agreement or to any transaction whatsoever, including the Merger, if all the transactions described in the Merger Agreement are not consummated in accordance with the terms of such Merger Agreement and without waiver or breach of any material provision thereof or if all the representations, warranties, statements and assumptions upon which we have relied are not true and accurate at all relevant times. In the event any one of the statements, representations, warranties or assumptions upon which we have relied upon to issue this opinion is incorrect, our opinion might be materially, adversely affected and may not be relied upon.

Cardiovascular Diagnostics, Inc.
October 22, 1998
Page 6

      4. This opinion only represents our best judgment regarding the application of federal income tax laws arising under the Code, existing judicial decisions, administrative regulations and published rulings and procedures. Our opinion is not binding on the IRS or the courts, and there is no assurance that the IRS will not successfully assert a contrary position. Furthermore, no assurance can be given that future legislative, judicial, administrative or other changes, on either a prospective or retrospective basis, would not adversely affect the accuracy of the conclusions stated herein. Nevertheless, by rendering this opinion, we undertake no responsibility to advise you of any new developments in the application or interpretation of the federal income tax laws.

      5. We express no opinion regarding compliance with the anti-fraud provisions of applicable laws.

      We hereby consent to the filing of this opinion as an exhibit to the Registration Statement to be filed in connection with the Reorganization, and to the reference to us under the headings "Summary--Federal Income Tax Consequences of the Merger" and "Federal Income Tax Consequences of the Merger" therein. We further consent to the discussion of this opinion as it appears in the prospectus under such headings.

                                    Very truly yours,

                                    /s/ WYRICK ROBBINS YATES & PONTON LLP